EXHIBIT 12



Bain Capital Private Equity, LP
200 Clarendon Street
Boston, MA 02116
www.baincapital.com

PRIVATE & CONFIDENTIAL

January 27, 2025

Surgery Partners, Inc.
Board of Directors
340 Seven Springs Way, Suite 600
Brentwood, Tennessee 37027

Dear Members of the Board of Directors (the "Board"):

As you know, Bain Capital Private Equity, LP and its applicable advised investment funds and coinvest vehicles (collectively, "Bain Capital") hold a long-standing significant investment in Surgery Partners, Inc. (the "Company"). Bain Capital is pleased to submit this non-binding proposal to acquire 100% of the outstanding shares of common stock (the "Common Stock") of the Company that are not owned by Bain Capital, for cash consideration of $25.75 per share, on the terms and subject to the conditions set forth herein (the "Proposal", and such potential acquisition, the "Potential Transaction"). Our Proposal represents a premium of approximately 27% to the market price of the Common Stock as of the close of trading on January 24, 2025 and a premium of approximately 25% to the volume-weighted average share price of the Common Stock for the last 30 trading days ending January 24, 2025.

Over the years, the Board, including the independent directors, has been unwavering in its thoughtful support of the Company's efforts to empower the Company's management to build a strong organization that maximizes stockholder value in the public market, best evidenced by years of organic and strategic M&A growth. Through the challenges of the COVID period followed by years of consistent growth, the effort by the Board has been highly constructive with an unwavering focus on supporting the Company's management in enhancing value creation and maintaining a deep commitment to quality and patient care.

As you know, we have supported the Board's recent evaluation of potential strategic alternatives available to the Company involving multiple financial and strategic parties, as demonstrated by our prior letter to the Board expressing a willingness to consider participation in certain potential transactions under review at that time, subject to the conditions set forth in that letter. During that process, we supported the consideration of potential transactions involving third parties which we believed were in the best interests of the Company and its stockholders. However, this thorough strategic review involving deep engagement from multiple financial and strategic parties did not ultimately result in a transaction. We have reflected on these events and current investor sentiment and have concluded that our Proposal is in the best interests of the Company and its stockholders, as the Potential Transaction will allow the Company's stockholders to obtain immediate liquidity and certainty of value at an attractive premium to the Company's current stock price.

Due to our existing equity ownership in the Company, we will only engage in the Potential Transaction if, in addition to any other vote required, such Potential Transaction is (i) approved by a fully-empowered Special Committee comprised solely of independent and disinterested directors of the Board advised by independent legal and financial advisors considering this Proposal and making a recommendation to the full Board and (ii) subject to a non-waivable condition requiring approval of a majority of the shares of Common Stock not owned by Bain Capital or any other stockholder of the Company participating in the Potential Transaction, and such approval is in fact obtained prior to consummation of the Potential Transaction. We expect that the Board will resolve not to approve the Potential Transaction without the prior favorable recommendation of the Special Committee.

The Proposal is subject to the completion of confirmatory due diligence and the negotiation and execution of mutually acceptable definitive transaction documentation. Our legal counsel, Kirkland & Ellis LLP, is prepared to deliver drafts of definitive transaction documentation in due course. Given our existing stake in, and familiarity with, the Company, and assuming the acceptance of our Proposal and access to due diligence and the Company's management, we expect to be able to complete due diligence and finalize definitive transaction documentation quickly.

In our capacity as a stockholder of the Company, we are currently only interested in acquiring the shares of Common Stock we do not already own. Accordingly, at this time we have no interest in pursuing a transaction that results in a sale of the shares of Common Stock we own. Furthermore, given the robust recent strategic review that did not result in a transaction, we are also mindful of minimizing distraction to the Company's management.

The Proposal is a non-binding expression of interest only and does not constitute an offer subject to binding acceptance. Bain Capital reserves the right to withdraw or modify the Proposal at any time. No legal obligation with respect to the Potential Transaction shall arise unless and until the execution of mutually acceptable definitive transaction documentation. Bain Capital believes it is required pursuant to applicable U.S. Securities and Exchange Commission rules and regulations to promptly file a Schedule 13D amendment reflecting (and including a copy of) this Proposal. We wish to underscore our respect for the independent directors and Bain Capital's fundamentally collaborative approach; the nature of the public disclosure of this Proposal is to satisfy applicable regulatory requirements. Please note that if the Board (or any committee thereof) does not approve, or the unaffiliated stockholders of the Company do not approve, the Potential Transaction, such determination will not adversely affect Bain Capital's future relationship with the Company.

We are enthusiastic about the Potential Transaction and look forward to working with the Company in connection with a review of our Proposal. In the meantime, please do not hesitate to contact us should you have any questions.

Very truly yours,

BAIN CAPITAL PRIVATE EQUITY, LP

By: /s/ Devin O'Reilly
    Name: Devin O'Reilly
    Title: Partner

By: /s/ Andrew Kaplan
    Name: Andrew Kaplan
    Title: Partner